Exhibit (a)(1)

CERTIFICATE OF TRUST

of

Gemcorp Commodities Alternative Products Fund

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. Code §3801 et seq.) and sets forth the following:

FIRST: The name of the statutory trust is Gemcorp Commodities Alternative Products Fund (the “Trust”).

SECOND: The business address of the Registered Agent and Registered Office of the Trust is Suite 302, 4001 Kennett Pike, County of New Castle, Wilmington, Delaware 19807. The name of the Registered Agent of the Trust for service of process at such location is Maples Fiduciary Services (Delaware) Inc.

THIRD: This Certificate shall be effective immediately upon filing in the Office of the Secretary of State of the State of Delaware.

FOURTH: The Trust intends to become a registered investment company under the Investment Company Act of 1940, as amended, within 180 days following the first issuance of its beneficial interests.

FIFTH: The trustees of the Trust, as set forth in its governing instrument, reserve the right to amend, alter, change, or repeal any provisions contained in this Certificate of Trust, in the manner now or hereafter prescribed by statute.

IN WITNESS WHEREOF, the undersigned, being the sole initial trustee of the Trust, has duly executed this Certificate of Trust as of this 16th day of February, 2024.

/s/ Ahmad Al-Sati
Ahmad Al-Sati, as Trustee and not individually
Title: Trustee 1 New Burlington Place
London W1S 2HR, GB